Exhibit 99.1

ASM International publishes Interim Financial Report for the six-month period ended June 30, 2010

ALMERE, The Netherlands, August 31, 2010—ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) today published its Interim Financial Report for the six-month period ended June 30, 2010. This report includes an Interim Management Board Report, a responsibility statement and Consolidated Interim Financial Statements prepared in accordance with IAS 34 (Interim Financial Reporting). The Interim Financial Report comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) and is available in full on our website www.asm.com.

On July 28, 2010 ASM International published second quarter results according to US GAAP and IFRS.

About ASM

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Investor Contacts:

Erik Kamerbeek - +31 653 492 120

Mary Jo Dieckhaus - +1 212 986 2900

Interim Financial Report

For the six months ended June 30, 2010

Contents

• Profile	Page 1

• Financial Highlights	Page 3

• Interim Management Board Report	Page 4

• Reporting Responsibilities and Risks	Page 8

• Consolidated Interim Financial Statements	Page 9

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

This report as well as other publications such as press releases, presentations, speeches and other items relating to this report can also be accessed via the corporate website (http://www.asm.com).

Profile

ASM International N.V. (“ASMI”) is a leading supplier of semiconductor equipment, materials and process solutions addressing both the wafer processing and assembly and packaging markets. Our customers include all of the top semiconductor device manufacturers in the world.

Mission and Strategy

ASMI’s mission is to provide our customers with the most advanced, cost-effective, and reliable products, service and global support network in the semiconductor industry and beyond. We advance the adoption of our new technology platforms by developing new materials and process applications that progressively align ASMI with our customers’ long-term technology roadmaps.

Our strategic objective is to realize profitable, sustainable growth by capitalizing on our technological innovations, manufacturing infrastructure, and sales and support offices close to our global customers. This includes;

•

Expanding returns on Front-end operations by executing on our “PERFORM!-program” that focuses on product commercialization, operating efficiencies and working capital reductions, while maintaining solid profitability for our Back-end segment.

•

Streamlining our Front-end manufacturing processes to follow the highly successful vertical manufacturing model of our Back-end segment, by systematically reducing manufacturing costs through global sourcing, product platform consolidation, and locating significant parts of our manufacturing capability in more cost efficient countries.

•	Maintaining our global reach through our operating, sales and customer service facilities in key parts of the world in order to establish and maintain long-term customer relationships.

•	Leveraging our combined strong Front-end and Back-end technology leadership and manufacturing capabilities through advancements in our products and processes early in the technology lifecycle.

•

Expanding the scope and depth of our research and development capabilities through strategic alliances with independent research institutes, universities, customers and suppliers, and expanding our intellectual property portfolio by filing patent applications for key developments in equipment, processes, materials and software.

Wafer Processing

ASMI participates in three distinct Front-end manufacturing processes: wafer manufacturing, transistor formation, and interconnect. By building upon our core strengths in Vertical Furnaces, Epitaxy, and PECVD technologies, as well as our newer Atomic Layer Deposition technology platform, today we address all of the critical areas driving the semiconductor industry roadmap: silicon-on-insulator (SOI) and strained silicon, high-k and metal electrodes for logic and memory, and low-k for interconnect, enabling the industry transition to smaller line-widths and better transistors employing new materials.

Assembly and Packaging

ASM Pacific Technology Ltd. (“ASMPT”), our 53-percent owned Back-end subsidiary, is the world’s largest assembly and packaging equipment supplier for the semiconductor industry and is a leading supplier of stamped and etched lead frames as well as a major supplier for LED applications. With headquarters in Hong Kong, and operations in the People’s Republic of China, Singapore and Malaysia, ASMPT offers the most comprehensive leading edge portfolio for all of the major process steps in Back-end, from die attach through encapsulation. In addition to the semiconductor industry, ASMPT’s geographic and technologically diversified customer base encompasses the photonic and optoelectronics industries.

Global Operations

With corporate headquarters in Almere, the Netherlands, ASMI operates facilities in the United States, Japan, Hong Kong, the People’s Republic of China, Singapore and Malaysia, with design, research and development centers in Europe, North America, and Asia, and our sales and service operations spanning 18 countries across the globe. Our workforce totals more than 13,800 worldwide. ASMI trades on the NASDAQ stock market under the symbol “ASMI”, and on Euronext Amsterdam under the symbol “ASM”. ASMPT trades on the Hong Kong Stock Exchanges under the code 0522.

First half of the financial year

The Company’s first half of the financial year runs from January 1 to June 30.

History of the Company

ASM International N.V. was incorporated on March 4, 1968 as a Netherlands naamloze vennootschap, or public limited liability company, and was previously known as Advanced Semiconductor Materials International N.V.

Head office

Our principal executive offices are located at Versterkerstraat 8, 1322 AP, Almere, the Netherlands. Our telephone number at that location is (+31) 8810 08810, fax is (+31) 8810 08830, website http://www.asm.com.

Supervisory Board

G.J. Kramer, Chairman

J.M.R. Danneels

H.W. Kreutzer

J.C. Lobbezoo

M.C.J. van Pernis

U.H.R. Schumacher

Management Board

C.D. del Prado, Chairman

P. van Bommel (per July 1, 2010)

W.K. Lee

R.A. Ruijter (a.i.)

Financial Highlights

(Unaudited)

	Six months ended June 30
	2009	2010
In million Euro
Operations:
Net sales:	208.6	521.5
Front-end	73.4	120.0
Back-end	135.2	401.5
Earnings (loss) from operations	(70.2)	128.4
Net earnings (loss) allocated to shareholders of the parent	(79.8)	55.3
Balance sheet:
Net working capital[1]	208.1	265.4
Total assets	675.7	1,091.8
Net debt[2]	9.0	(94.1)
Backlog:	122.4	556.6
Front-end	36.2	82.1
Back-end	86.2	474.5
Number of staff:
Full-time equivalents:	10,570	13,847
Front-end	1,485	1,301
Back-end	9,085	12,546
In Euro
Per share data:
Net earnings (loss) allocated to shareholders of the parent per share:
Basic	(1.55)	1.06
Diluted	(1.55)	0.85

In thousands
Weighted average number of shares used in computing per share amounts
Basic	51,609	52,047
Diluted	51,609	63,801

1.	See Note 5 on the Consolidated Interim Financial Statements
2.	See Note 6 on the Consolidated Interim Financial Statements

Interim Management Board report

ASMI consolidated results six months ended June 30, 2010

Net Sales

The following table shows net sales of our Front-end and Back-end segments for the six months ended June 30, 2010 compared to the same period in 2009:

(EUR millions)	Six months ended June 30,
	2009	2010	% Change
Front-end	73.4	120.0	63%
Back-end	135.2	401.5	197%
Total net sales	208.6	521.5	150%

The increase of net sales in the first six months of 2010 in our Front-end segment compared to the same period last year was driven by increased equipment and higher spares and service sales as a result of increased activity at our customers. In our Back-end segment record quarterly sales was realized both in the first quarter and in the second quarter of 2010 due to the high continued strong demand for our traditional products and increasing demand for our LED related products.

The strengthening of the Yen, US dollar and US dollar related currencies against the euro in the first six months of 2010 as compared to the first six months of 2009 impacted total net sales positively by 2%.

Gross Profit Margin

The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the six months ended June 30, 2010 compared to the same period in 2009:

(EUR millions)	Six months ended June 30,
	Gross profit		Gross profit margin
	20091)	2010	2009	2010	Increase or (decrease) percentage points
Front-end	12.6	46.7	17.2%	39.0%	21.8
Back-end	42.4	181.8	31.4%	45.3%	13.9
Total gross profit	55.0	228.6	26.4%	43.8%	17.4
1)	Before impairment inventories

The gross profit margin of both our Front-end segment and our Back-end segment strongly improved when compared to the first six months of 2009 driven by significantly higher activity levels. The increase of the gross margin in our Front-end segment, both compared to the same period last year is partly attributable to the lower manufacturing overhead as a result of the transfer of our manufacturing activities to Singapore.

The impact of currency changes year to year was an increase of 2%.

Selling, General and Administrative Expenses

The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the six months ended June 30, 2010 compared to the same period in 2009:

(EUR millions)	Six months ended June 30,
	2009	2010	% Change
Front-end	30.5	22.2	(27)%
Back-end	20.3	36.0	77%
Total selling, general and administrative expenses	50.8	58.2	14%

As a percentage of net sales, selling, general and administrative expenses were 11% in the first half year of 2010 and 24% in the same period of 2009.

For the first six months of 2010 selling, general and administrative expenses as a percentage of net sales of our Front-end segment, were reduced to 19% compared with 42% for the first six months of 2009, reflecting our focus to reduce the fixed cost base as part of our restructuring program Perform!. For the period under review the selling, general and administrative expenses in the Back-end segment as a percentage of net sales decreased from 15% in 2009 to 9% in 2010.

The impact of currency changes year to year was an increase of 1%.

Research and Development Expenses

The following table shows research and development expenses for our Front-end and Back-end segments for the six months ended June 30, 2010 compared to the same period in 2009:

(EUR millions)	Six months ended June 30,
	2009	2010	% Change
Front-end	21.0	15.3	(27)%
Back-end	13.0	19.5	50%
Total research and development expenses	34.0	34.9	3%

As a percentage of net sales, research and development expenses were 7% in the first six months of 2010 compared to 16% in the first six months of 2009.

The decrease in our Front-end segment is the result of a further prioritization of research and development projects.

The impact of currency changes year to year was an increase of 2%.

Restructuring Expenses

In 2009 ASMI started the implementation of a major restructuring in the Front-end segment. Related to these restructuring projects, during the first six months of 2010 EUR 7.0 million of expenses were incurred. These related mainly to severance packages, retention costs, provisions for vacancy and other costs related to the transition of activities to Singapore.

Interest Expense

Interest expenses increased as a result of the in November 2009 issued EUR 150 million convertible bonds.

Gain on Revaluation Conversion Option

The conversion component of the subordinated notes is measured at fair value. The market values for these options were as follows:

	5.25% Convertible notes, due May 2010	4.25% Convertible notes, due December 2011
December 31, 2008	1,332%	2,999%
June 30, 2009	4,610%	7,005%
December 31, 2009	31,297%	26,304%
June 30, 2010	Converted into common shares	10,619%

The revaluation of the conversion option resulted for the first six months of 2010 in a gain of EUR 11.4 million, for the comparable period in 2009 this was a loss of EUR 4.1 million.

Income Tax Expense

Income tax increased from a EUR 3.7 million benefit for the first six months of 2009 to an expense of EUR 18.0 million in the comparable period of 2010. The increase mainly results from the improvement of results in our Back-end segment.

Net Earnings

Net earnings increased year-to-year from a EUR 67.6 million loss for the first six months of 2009 to earnings of EUR 107.7 million in the comparable period of 2010.

Backlog

Our backlog includes orders for which purchase orders or letters of intent have been accepted, typically for up to one year. Historically, orders have been subject to cancellation or rescheduling by customers. In addition, orders have been subject to price negotiations and changes in specifications as a result of changes in customers’ requirements. Due to possible customer changes in delivery schedules and requirements and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

The following table shows the level of new orders during the six months ended June 30, 2009 and 2010 and the backlog at June 30, 2009 and 2010 and the percentage change:

(EUR millions, except book-to-bill ratio)	Six months ended June 30,
	2009	2010	% Change
Front-end:
New orders	56.5	151.9	169%
Backlog at June 30	36.2	82.1	127%
Book-to-bill ratio (new orders divided by net sales)	0.77	1.26

Back-end:
New orders	183.7	729.6	297%
Backlog at June 30	86.2	474.5	450%
Book-to-bill ratio (new orders divided by net sales)	1.36	1.82

Total
New orders	240.2	881.5	267%
Backlog at June 30	122.4	556.6	355%
Book-to-bill ratio (new orders divided by net sales)	1.15	1.69

Liquidity and Capital Resources

Net cash provided by operations for the six months ended June 30, 2010 was EUR 92.1 million compared to EUR 5.7 million for the comparable period in 2009. This increase results mainly from the improved net earnings, partly offset by investments in working capital resulting from the increased level of activity.

Net cash used in investing activities for the six months ended June 30, 2010 was EUR 35.4 million compared to EUR 11.5 million for the comparable period in 2009. The increase results mainly from increased capital expenditures in our Back-end segment.

Net cash used in financing activities for the six months ended June 30, 2010 was EUR 70.3 million compared to EUR 17.6 million for the comparable period in 2009. The increase mainly results from the increased payment of dividend to minority shareholders and the repurchase of convertible bonds during the first quarter of 2010.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from EUR 181.3 million at December 31, 2009 to EUR 265.4 million at June 30, 2010. This increase is primarily the result of increased activity levels and exchange rates. The number of outstanding days of working capital, measured based on quarterly sales, decreased from 83 days at December 31, 2009 to 81 days at June 30, 2010. For the same period, our Front-end segment increased from 100 days to 107 days and our Back-end segment decreased from 77 days to 73 days.

At June 30, 2010, the Company’s principal sources of liquidity consisted of EUR 308.2 million in cash and cash equivalents and EUR 127.6 million in undrawn bank lines. Approximately EUR 148.7 million of the cash and cash equivalents and EUR 31.6 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations. EUR 27.4 million of the cash and cash equivalents and EUR 6.1 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan. The use of EUR 33.7 of cash and cash equivalents is restricted in use for buy-back of outstanding convertible bonds due 2011.

Subsequent Events

Proposed Acquisition by ASM Pacific Technology Limited

After pursuing our very successful Back-end strategy of internal organic growth for the past thirty years, we believe that it is time for us to adopt a new strategy of pursuing multiple growth engines. One of the challenges of changing a core strategic vision is to change it while one’s business is still performing strongly.

The Group’s proposed acquisition of the entire interest of the Electronics Assembly Systems business from Siemens AG represents an exciting and excellent opportunity for the Company. It offers ASM a significant growth opportunity and a chance to replicate our success in the assembly and packaging equipment business to the surface mount technology (“SMT”) equipment business.

The SMT placement equipment business that has been built up by Siemens AG has excellent market-leading technologies, good market reputation and a commendable market position. Currently, it enjoys strong market shares for products in the high-end market segments, particularly in Europe and the USA, which it is well-placed to maintain its leadership position. In terms of synergy, it shares many of the key enabling technologies and manufacturing processes of the assembly and packaging equipment offered by ASM. By contributing ASM’s experience and expertise in cost-efficient manufacturing and marketing networks in Asia, we aim to lower the costs of SMT equipment hitherto offered to the market. Hence, we are confident of expanding the market share of the acquired business in Asia, particularly in China. We also aim to repeat our successful total solution strategy by horizontally expanding the product portfolio of this new SMT equipment business to cater to the needs of diverse customers.

We strongly believe that the proposed acquisition represents an excellent combination of advanced technologies with vast experience in cost-efficient manufacturing and marketing networks in Asia. The synergistic effects of combining the strengths of the two organizations will serve to push this new SMT business unit and the whole ASM Group to new heights.

Details of the proposed acquisition are set out in the announcement on “Major Transaction—Acquisition of the SEAS Business” of ASM Pacific Technology dated 28 July 2010.

Reporting Responsibilities and Risks

Related Party Transactions

There have been no significant related party transactions or changes in related party transactions described in the annual report of 2009 that could have a material effect on the financial position or performance of the Company in the first six months of the 2010 financial year.

Auditors’ Involvement

The content of this Interim Financial Report has not been audited or reviewed by an external auditor.

Risks and Uncertainties

In conducting our business, we face a number of principal risks and uncertainties that each could materially affect our business, revenues, income, assets and liquidity and capital resources. For a detailed description of our assessment of the major risk factors, see Management Report of our 2009 Statutory Annual Report and item 3.D. “Risks factors” in our 2009 Annual Report on Form 20-F. Those risk factors are deemed incorporated and repeated in this report by reference. ASMI believes that these risks similarly apply for the second half of 2010.

We monitor our primary risks on a continuous basis and implement appropriate measures as promptly as practicable to address known and new risks as they emerge and change. Additional risks not known to us or now believed to be not material could later turn out to have material impact on us.

Outlook

For the 2010 third quarter, we expect to generate positive revenue growth in both our Front-end and Back-end business segments.

We expect Front-end orders to strengthen further. Based on current order visibility, we believe this trend will continue through the rest of the year, as the semiconductor industry transitions to the more advanced technology nodes. We anticipate third quarter Back-end orders will continue to reflect the robust demand of both the semiconductor and LED markets.

Overall, we look forward to further improving our Front-end operating performance, complete PERFORM!, and to realizing another strong results’ quarter for our Back-end operations.

Responsibility Statement

The Management Board states that, to the best of its knowledge:

•

the consolidated interim financial statements of the first six months ended June 30, 2010 prepared in accordance with IAS 34 give a true and fair view of the assets, liabilities, financial position and results of the Company and its consolidated companies and the undertakings included in the consolidation taken as a whole; and

•

The Interim report of the Management Board gives a fair review of the information required pursuant to section 5:25d (8)/ (9) of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Almere, August 31, 2010

Management Board ASM International N.V.

C.D. del Prado, Chairman of the Management Board, President and Chief Executive Officer

P.A.M. van Bommel, Member of the Management Board as per July 1, 2010

W.K. Lee, Member of the Management Board and Chief Executive Officer of ASM Pacific Technology Ltd.

R.A. Ruijter, Member of the Management Board and Chief Financial Officer (a.i.)

Consolidated Interim Financial Statements

For the first six months ended June 30, 2010

Consolidated Statements of Financial Position

(Euro thousands except share data)	Note	June 30, 2009 (unaudited)	December 31, 2009	June 30, 2010 (unaudited)
Assets
Cash and cash equivalents	6	132,771	293,902	308,220
Accounts receivable	5	122,613	165,754	249,283
Inventories	5	165,638	150,645	204,198
Income taxes receivable		197	43	50
Other current assets	5	27,991	31,129	55,803
Total current assets		449,210	641,473	817,555
Deferred tax assets		9,568	15,167	17,636
Other intangible assets, net	2	51,116	41,477	44,291
Goodwill, net		37,817	37,551	43,109
Evaluation tools at customers		—	11,282	9,956
Investments		—	50	50
Assets held for sale		—	5,508	6,349
Property, plant and equipment, net	3	127,990	114,811	152,879
Total assets		675,701	867,319	1,091,825

Liabilities
Notes payable to banks	6	14,262	17,008	14,019
Accounts payable	5	46,859	93,117	130,413
Provision for warranty	5	7,775	5,650	6,336
Accrued expenses and other	5	64,309	78,061	113,133
Current portion convertible subordinated debt	4, 6	14,220	11,516	—
Current portion of long-term (subordinated) debt	6	5,989	5,795	6,046
Income taxes payable		16,604	17,658	32,921
Total current liabilities		170,018	228,806	302,868

Pension liabilities		4,868	4,894	6,173
Deferred tax liabilities		5,396	5,928	5,752
Long-term debt	6	18,848	16,554	17,119
Convertible subordinated debt	4, 6	81,435	186,680	171,979
Conversion option	4	7,010	22,181	4,971
Total liabilities		287,575	465,043	508,862

Equity

Share capital		2,171	2,070	2,110
Capital in excess of par value		324,063	290,523	304,932
Treasury shares at cost		(37,215)	—	—
Retained earnings		41,672	25,267	81,931
Accumulated other comprehensive loss		(61,233)	(60,269)	(4,101)
Total shareholders’ equity		269,458	257,591	384,873
Non-controlling interest		118,667	144,684	198,090
Total equity		388,125	402,275	582,963
Total equity and liabilities		675,701	867,319	1,091,825

See Notes to Consolidated Interim Financial Statements.

Unaudited Consolidated Statements of Income

		Six months ended 30 June
(Euro thousands except share data)	Note	2009	2010
Net sales		208,606	521,468
Impairment charge inventories		(20,629)	—
Other cost of sales		(153,558)	(292,908)
Gross profit		34,419	228,560

Operating expenses:
Selling, general and administrative		(50,810)	(58,187)
Research and development, net		(26,440)	(32,429)
Impairment of capitalized development cost		(7,531)	(2,444)
Amortization of other intangible assets	2	(293)	(178)
Restructuring expenses	8	(19,542)	(6,958)
Total operating expenses		(104,616)	(100,196)
Earnings (loss) from operations		(70,197)	128,364
Interest income		460	517
Interest expense		(3,437)	(7,597)
Debt issuance fees		—	(300)
Accretion interest expense convertible notes		(2,041)	(3,947)
Revaluation conversion option	4	(4,082)	11,383
Result early extinguishment of debt		—	(2,281)
Foreign currency exchange losses, net		(997)	(374)
Earnings (loss) before income taxes		(80,294)	125,765
Income tax (expense) / benefit		3,706	(18,046)
Net earnings (loss) for the period		(76,588)	107,719

Allocation of net earnings (loss):
Shareholders of the parent		(79,825)	55,325
Non-controlling interest		3,237	52,394

Net earnings (loss) per share, attributable to the shareholders of the parent:
Basic	9	(1.55)	1.06
Diluted	9	(1.55)	0.85
Weighted average number of shares used in computing per share amounts (in thousands):
Basic	9	51,609	52,047
Diluted	9	51,609	63,801

See Notes to Consolidated Interim Financial Statements.

Unaudited Consolidated Statements of Changes in Equity

(Euro thousands except share data)	Attributable to shareholders of the parent
	Number of common shares	Common shares	Capital in excess of par value	Treasury shares at cost	Retained earnings	Accumulated other comprehensive income (loss)	Total share- holders’ equity	Non-controlling interest	Total equity
Balance January 1, 2009	54,275,131	2,171	327,462	(37,215)	120,324	(56,847)	355,895	125,139	481,034
Dividend tax paid on withdrawal of common shares	—	—	(3,399)	—	—	—	(3,399)	—	(3,399)
Compensation expense stock options	—	—	—	—	1,173	—	1,173	1,637	2,810
Net earnings (loss)	—	—	—	—	(79,825)	—	(79.825)	3,237	(76,588)
Other comprehensive income	—	—	—	—	—	(4,386)	(4,386)	(2,377)	(6,763)
Dividend paid	—	—	—	—	—	—	—	(8,969)	(8,969)
Balance June 30, 2009	54,275,131	2,171	324,063	(37,215)	41,672	(61,233)	269,458	118,667	388,125
Balance January 1, 2010	51,745,140	2,070	290,523	—	25,267	(60,269)	257,591	144,684	402,275
Compensation expense stock options	—	—	—	—	1,339	—	1,339	4,816	6,155
Exercise of stock options by issue of common shares	133,110	5	1,766	—	—	—	1,771	—	1,771
Conversion subordinated convertible bonds	878,202	35	12,643	—	—	—	12,678	—	12,678
Net earnings	—	—	—	—	55,325		55,325	52,394	107,719
Other comprehensive income	—	—	—	—	—	56.168	56,168	24,794	80,962
Dividend paid	—	—	—	—	—	—	—	(28,598)	(28,598)
Balance June 30, 2010	52,756,452	2,110	304,932	—	81,931	(4,101)	384,873	198,090	582,963

See Notes to Consolidated Interim Financial Statements.

Unaudited Consolidated Statements of Comprehensive Income

	Six months ended June 30,
(Euro thousands)	2009	2010
Net earnings (loss)	(76,588)	107,719
Other comprehensive income (loss)
Foreign currency translation effect	(7,176)	81,357
Amortization deferred actuarial losses	18	—
Unrealized gains (losses) on derivative instruments, net of tax	395	(395)
Total other comprehensive income (loss)	(6,763)	80,962
Comprehensive income (loss)	(83,351)	188,681

Allocation of comprehensive income (loss):
Shareholders of the parent	(84,211)	111,493
Non-controlling interest	860	77,188

Unaudited Consolidated Statement of Cash Flows

		Six months ended June 30,
(thousands, except for number of shares)	Note	2009	2010
Cash flows from operating activities:
Net earnings (loss)		(76,588)	107,719
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	3	17,616	14,535
Depreciation evaluation tools		—	1,182
Amortization of other intangible assets	2	2,420	3,473
Impairment of property, plant and equipment	3	2,312	—
Impairment of inventories		20,629	—
Impairment of capitalized development expenses	2	7,531	2,444
Addition to accrual restructuring expenses		10,763	1,991
Payments from restructuring accruals		—	(7,116)
Non-cash financing costs		6,393	(4,609)
Compensation expense employee share incentive scheme		1,173	1,339
Compensation expense employee stock option plan		1,637	4,816
Income taxes		(16,089)	11,885
Other changes in assets and liabilities:
Accounts receivable		47,619	(54,069)
Inventories		7,570	(20,141)
Accounts payable and accrued expenses		(25,500)	32,507
Other working capital items		(1,796)	(3,890)
Net cash provided by operating activities		5,690	92,066
Cash flows from investing activities:
Capital expenditures	3	(2,606)	(30,349)
Capitalization of development expenses	2	(6,176)	(5,355)
Purchase of intangible assets	2	(2,787)	(252)
Proceeds from sale of property, plant and equipment	3	122	529
Net cash used in investing activities		(11,447)	(35,426)
Cash flows from financing activities:
Notes payable to banks, net		(1,534)	(5,238)
Repayments of long-term debt and subordinated debt		(3,713)	(38,202)
Payment dividend tax on withdrawal of shares		(3,399)	—
Proceeds from issuance of common shares and exercise of stock options		—	1,771
Dividends to minority shareholders ASMPT		(8,969)	(28,598)
Net cash used in financing activities		(17,615)	(70,349)
Foreign currency translation effect		(1,134)	28,027
Net (decrease) increase in cash and cash equivalents		(24,506)	14,318
Cash and cash equivalents at beginning of year		157,277	293,902
Cash and cash equivalents at balance sheet date		132,771	308,220
See	Notes to Consolidated Interim Financial Statements.

Notes to Consolidated Interim Financial Statements

Company profile

ASM International N.V. (‘ASMI’ or ‘the Company’) is a Netherlands public liability company domiciled in the Netherlands with its principal operations in Europe, the United States, Southeast Asia and Japan. The Company dedicates its resources to the research, development, manufacturing, marketing and servicing of equipment and materials used to produce semiconductor devices. The Company provides production solutions for the main areas of semiconductor production: wafer processing (Front-end), assembly and packaging (Back-end).

General

The Consolidated Interim Financial Statements for the six months ended June 30, 2010 have been authorized for issue by both the Supervisory Board and the Management Board on 31 August, 2010.

Changes in Group structure

No material changes in the Group’s structure occurred during the first half of the financial year 2010.

Accounting policies

These Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting. As permitted by IAS 34, the Consolidated Interim Financial Statements do not include all of the information required for full annual financial statements and should be read in conjunction with ASMI’s 2009 Statutory Annual Report. In addition, the notes to these Consolidated Interim Financial Statements are presented in a condensed format. The applied accounting principles are in line with those as described in ASMI’s 2009 Statutory Annual Report and are based on IFRS as adopted by the European Union.

Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the period as well as the information disclosed. For ASMI’s critical accounting estimates and judgments, reference is made to the Management Report contained in the 2009 Statutory Annual Report, including but not limited to the determination of fair value and value in use of cash-generating units for goodwill impairment testing, the amortization and depreciation rates of intangible assets with definite lives and property, plant and equipment, the determination of deferred tax assets for loss carry forwards and the provision for tax contingencies, the determination of development expenses capitalized.

Also reference is made to Note 21 ‘Financial Instruments and Risk Management’ to the Consolidated Financial Statements contained in the 2009 Statutory Annual Report which discusses ASMI’s exposure to credit risk and financial market risks. Actual results in the future may differ from those estimates. Estimates and judgments are being continually evaluated and based on historic experience and other factors, including expectations of future events believed to be reasonable under the circumstances.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Auditors’ involvement

These consolidated interim financial statements have not been audited.

NOTE 1—Segmentation

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 52.59% interest, whilst the shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, the People’s Republic of China, Singapore and Malaysia.

	Six months ended June 30, 2009			Six months ended June 30, 2010
(Euro thousands, except for headcount)	Front-end	Back-end	Total	Front-end	Back-end	Total
Net sales to unaffiliated customers	73,380	135,226	208,606	120,012	401,456	521,468
Gross profit (loss)	(8,025)	42,444	34,419	46,747	181,813	228,560
Earnings (loss) from operations	(79,330)	9,133	(70,197)	2,110	126,254	128,364
Interest income	245	215	460	305	212	517
Interest expenses	(3,437)	—	(3,437)	(7,597)	—	(7,597)
Debt issuance fees	—	—	—	(300)	—	(300)
Loss resulting from early extinguishment of debt	—	—	—	(2,281)	—	(2,281)
Accretion interest expense convertible notes	(2,041)	—	(2,041)	(3,947)	—	(3,947)
Revaluation conversion option	(4,082)	—	(4,082)	11,383	—	11,383
Foreign currency exchange gains (losses) net	(230)	(767)	(997)	(1,861)	1,487	(374)
Income tax income (expense)	5,420	(1,714)	3,706	(617)	(17,429)	(18,046)
Net earnings (loss) for the period	(83,455)	6,867	(76,588)	(2,804)	110,523	107,719

Net earnings (loss) allocated to:
Shareholders of the parent			(79,825)			55,325
Non-controlling interest			3,237			52,394

Capital expenditures	519	2,087	2,606	5,562	24,787	30,349
Purchase and capitalization of other intangibles	8,953	10	8,963	5,363	244	5,607
Depreciation	6,640	10,976	17,616	4,264	10,271	14,535
Amortization of other intangible assets	2,196	224	2,420	3,288	185	3,473
Impairment of property, plant and equipment	2,312	—	2,312	—	—	—
Impairment of capitalized development expenses	7,531	—	7,531	2,444	—	2,444

Cash and cash equivalents	64,039	68,732	132,771	159,509	148,711	308,220
Capitalized goodwill	10,096	27,721	37,817	10,246	32,863	43,109
Other intangible assets	50,751	365	51,116	43,654	637	44,291
Other identifiable assets	194,799	259,198	453,997	226,973	469,231	696,204
Total assets	319,685	356,016	675,701	440,382	651,443	1,091,825
Total debt[1]	141,764	—	141,764	214,134	—	214,134
Headcount in full-time equivalents[2]	1,485	9,085	10,570	1,301	12,546	13,847

(1)	See Note 6 on the Consolidated Interim Financial Statements
(2)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

There are no inter-segment transactions, other than charges for management services, which are based on actual cost. The accounting policies used to measure the net earnings and total assets in each segment are identical to those used in the Consolidated Financial Statements. The measurement methods used to determine reported segment earnings are consistently applied for all periods presented. There were no asymmetrical allocations to segments.

NOTE 2—Other intangible assets

Other intangible assets include purchased technology from third parties and software developed or purchased for internal use. The changes in the amount of other intangible assets are as follows:

(Euro thousands)	Capitalized development expenses	Software	Purchased technology and other intangible assets	Total
Book value, net as per January 1, 2009	45,793	7,069	849	53,711
Capitalized development expenses	6,176	—	—	6,176
Impairment charges	(7,531)	—	—	(7,531)
Amortization for the period 1 Jan- 30 June	(1,468)	(659)	(293)	(2,420)
Additions	—	2,787	—	2,787
Foreign currency, translation effect	(1,502)	(119)	14	(1,607)
Carrying value, net as per June 30, 2009	41,468	9,078	570	51,116
Book value, net as per January 1, 2010	32,540	8,437	500	41,477
Capitalized development expenses	5,355	—	—	5,355
Impairment charges	(2,444)	—	—	(2,444)
Amortization for the period 1 Jan- 30 June	(2,113)	(1,182)	(178)	(3,473)
Additions	—	252	—	252
Reclassifications	—	(120)	—	(120)
Foreign currency, translation effect	3,096	108	40	3,244
Carrying value, net as per June 30, 2010	36,434	7,495	362	44,291

Other intangible assets are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount (value in use) of an asset may not be recoverable. The Company recorded impairment charges with respect to selected development projects for which the Company estimated no future economic benefits.

Other intangible assets are amortized over useful lives of 3 to 7 years.

NOTE 3—Property, plant and equipment

The changes in the amount of property, plant and equipment are as follows:

(Euro thousands)	Land, buildings and leasehold improvements	Machinery, equipment, furniture and fixtures	Total
Book value, net as per January 1, 2009	45,704	102,853	148,557
Capital expenditures	161	2,445	2,606
Reclassification	36	(148)	(112)
Impairment charges	—	(2,312)	(2,312)
Retirements and sales	(31)	(91)	(122)
Depreciation for the period 1 Jan- 30 June	(3,550)	(14,066)	(17,616)
Foreign currency, translation effect	(1,380)	(1,631)	(3,011)
Carrying value, net as per June 30, 2009	40,940	87,050	127,990
Book value, net as per January 1, 2010	33,893	80,919	114,811
Capital expenditures	4,853	25,496	30,349
Reclassification	—	109	109
Retirements and sales	(3)	(526)	(529)
Depreciation for the period 1 Jan- 30 June	(3,356)	(11,179)	(14,535)
Foreign currency, translation effect	7,203	15,472	22,675
Carrying value, net as per June 30, 2010	42,590	110,290	152,879

NOTE 4—Convertible subordinated notes and conversion option

Convertible subordinated notes

(Euro thousands)	5.25% convertible subordinated notes, due May, 2010	4.25% convertible subordinated notes, due December, 2011	6.50% convertible subordinated notes, due November, 2014
Nominal value at date of issuance	79,267	111,682	150,000
Debt issuance costs	(3,303)	(3,574)	(5,201)
Conversion option (net of deferred tax) at date of issuance	(19,789)	(26,128)	(23,601)
Liability component at date of issuance	56,175	81,980	121,198

Liability component at January 1, 2009	14,089	80,841	—
Accrual of interest	368	1,939	—
Foreign currency translation effect	(238)	(1,345)	—
Liability component at June 30, 2009	14,220	81,435	—

Liability component at January 1, 2010	11,516	64,773	121,907
Accrual of interest	211	1,275	2,461
Buy-back	—	(25,128)	—
Conversion of notes into common shares	(13,512)	(1)	—
Foreign currency translation effect	1,786	6,692	—
Liability component at June 30, 2010	—	47,611	124,368

(currency in thousands)	5.25% convertible subordinated notes, due May, 2010	4.25% convertible subordinated notes, due December 2011	Total
Nominal value in US$:
June 30, 2009	20,925	127,687	148,612
June 30, 2010	—	61,990	61,990
Nominal value in €:
June 30, 2009	14,804	90,338	105,142
June 30, 2010	—	50,518	50,518

Conversion option

The conversion component of the subordinated notes is measured at fair value. The market values for these options were estimated as follows:

Valuation in USD per note of nominal USD 1,000	5.25% convertible subordinated notes, due May, 2010		4.25% convertible subordinated notes, due December 2011
Valuation per December 31, 2008	US$	13.32	US$	29.99
Valuation per June 30, 2009	US$	46.10	US$	70.03
Valuation per December 31, 2009	US$	312.99	US$	263.04
Valuation per 30 June 2010:		—	US$	106.19

NOTE 5—Net working capital

Net working capital is composed as follows:

(Euro thousands)	June 30, 2009	June 30, 2010
Accounts receivable	122,613	249,283
Inventories	165,638	204,198
Other current assets	27,991	55,803

Accounts payable	(46,859)	(130,413)
Provision for warranty	(7,775)	(6,336)
Accrued expenses and other	(64,309)	(113,133)
Adjustment for accruals for restructuring	10,763	5,959
Accrued expenses and other, adjusted	(53,546)	(107,174)
Net working capital	208,062	265,361

NOTE 6—Net debt

Net debt is composed as follows:

(Euro thousands)	June 30, 2009	June 30, 2010
Notes payable to banks	14,262	14,019
Current portion of long-term debt	5,989	6,046
Current portion of long-term subordinated convertible debt	14,220	—
Long-term debt	18,848	17,119
Convertible subordinated debt	81,435	171,979
Conversion option	7,010	4,971
Debt	141,764	214,134
Cash and cash equivalents	(132,771)	(308,220
Net debt	8,993	(94,087)

NOTE 7—Litigation and environmental matters

The Company is party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the

Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given reporting period.

Under our license agreement with Applied Materials, we pay royalties based upon our sales of equipment that employs technology covered by the licensed patents. We believe that we no longer practice patents applicable to certain equipment and ceased paying royalties on the sale of such equipment as of December 18, 2007 and gave written notice to Applied

Materials in December 2007. The agreement provides a process to address royalty issues in a prescribed manner:

the first step is written notice of a royalty matter to a party; the second step is amicable resolution with the participation of an expert if desired by Applied Materials; and the final step if not resolved by the parties is through binding arbitration. Initiation of this process is not considered a default event and the remedy is the payment of any unpaid royalties for equipment shipped after the written notice that are ultimately agreed to by the parties or determined by arbitration. Applied Materials is verifying our position through the review by an independent expert. While we consider the matter closed, Applied Materials notified us in late 2009 that they are continuing to evaluate the matter and will contact us if they require additional information. Although we believe our position is correct, the outcome of any possible arbitration is uncertain and, if we are not successful, we could be required to pay up to approximately US$ 4.2 million (EUR million) for royalties as of June 30, 2010.

NOTE 8—Restructuring expenses

In 2009 ASMI started the implementation of a major restructuring in the Front-end segment. Related to these restructuring projects, during the first six months of 2010 EUR 7.0 million of expenses were incurred. These related mainly to severance packages, retention costs, provisions for vacancy and other costs related to the transition of activities to Singapore.

NOTE 9—Earnings (Loss) per share

The following represents a reconciliation of net earnings (loss) and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings (loss) per share:

(Euro thousands)	Six months ended June, 30
	2009	2010
Net earnings (loss) allocated to shareholders of the parent used for purpose of computing basic earnings per share	(79,825)	55,325
After-tax reversal of vesting expenses for options in the money	anti dilutive	anti dilutive
After-tax equivalent of interest expense on convertible subordinated notes	anti dilutive	11,526
After tax equivalent of fair value change conversion option	anti dilutive	(12,387)
Net earnings (loss) allocated to shareholders of the parent used for purposes of computing diluted net earnings per share	(79,825)	54,464

Basic weighted average number of shares outstanding during the year used for purpose of computing basic earnings per share	51,609	52,047
Dilutive effect of stock options	anti dilutive	anti dilutive
Dilutive effect of convertible subordinated notes	anti dilutive	11,754
Dilutive weighted average number of shares outstanding	51,609	63,801
Net earnings (loss) per share allocated to shareholders of the parent:
Basic	(1.55)	1.06
Diluted	(1.55)	0.85

For the six months ended June 30, 2010, the effect of 312,829 option rights to acquire common stock was anti-dilutive.

For the six months ended June 30, 2009, the effect of 7,245,193 conversion rights to acquire common stock was anti-dilutive.

NOTE 10—Related party transactions

There have been no significant related party transactions or changes in related party transactions described in the annual report of 2009 that could have a material effect on the financial position or performance of the Company in the first six months of the 2010 financial year.